EXHIBIT 99.1

Addex Therapeutics Establishes Scientific Advisory Board

 World-leading experts will support our strategic decision-making processes as we continue advancing our pipeline of allosteric modulators

Geneva, Switzerland, May 19, 2020 - Addex Therapeutics Ltd (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that it has established a Scientific Advisory Board (SAB) led by Darryle Schoepp, PhD, as Chairman (see Press Release) and including fellow world-leading neuroscientists and drug discovery & development experts, Prof. Mark F. Bear, PhD, Peter R. Bernstein, PhD, and Prof. Bernard Bettler, PhD. The SAB will provide valuable insight to help steer future application of Addex proprietary allosteric modulation technology platform and unique pipeline in neurological and other diseases.

‘‘The formation of our SAB with these world-leading experts is an important step for us as we not only execute on our registration program with dipraglurant in PD-LID, but look to our preclinical pipeline as it progresses towards the clinic,” said Tim Dyer, Chief Executive Officer of Addex. ‘‘Their expertise will be invaluable as we execute on our strategy to build a leading neuroscience company based on allosteric modulation.”

Dr. Mark Bear is a Picower Professor of Neuroscience in The Picower Institute for Learning and Memory and the Department of Brain and Cognitive Sciences, Massachusetts Institute of Technology. He was an Investigator of the Howard Hughes Medical Institute for 22 years. Dr. Bear’s laboratory has substantially advanced knowledge of how cerebral cortex is modified by experience. He made fundamental discoveries on bidirectional synaptic plasticity, metaplasticity, the molecular basis of amblyopia (a cause of visual disability in children), and the pathophysiology of fragile X syndrome (the most common inherited cause of intellectual disability and autism). He has been at the forefront of the efforts to translate knowledge of autism pathophysiology into new treatments.

During his distinguished career at AstraZeneca, Dr. Peter Bernstein helped develop multiple treatments, acting via different mechansims of action, targeting several diseases. More than 10 of these compounds entered into clinical development. Early in his career he co-invented and helped develop Accolate® (Zafirlukast), the first leukotriene antagonist to be approved in the US. Dr. Bernstein then went on to work on or lead teams targeting: neurokinin antagonists, β-estrogen agonists, γ-secretase inhibitors, H3 antagonists, 5-HT1B antagonists and dual NET/DAT reuptake inhibitors. Dr. Bernstein is an author on over 200 scientific papers, presentations, and patents. He is a member of the ACS MEDI Hall of Fame and is a fellow of the American Chemical Society.

Dr. Bernard Bettler is a Professor in the Department of Biomedicine at Basel University, Switzerland. His laboratory is exploring GPCR complexes and how the composition of these complexes influences fundamental processes, such as neuronal excitability and network activity, with the ultimate goal of identifying novel drug targets for the treatment of neurological and psychiatric diseases. He was previously a project manager at Novartis working on GABAB receptors, a receptor he cloned and helped characterise. While at Novartis his team identified the first allosteric modulators at GABAB receptors. Dr. Bettler is the 2017 recipient of the Peter Speiser Award from the ETH Zurich for outstanding achievments in the pharmaceutical sciences.

About Addex Therapeutics
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). In parallel, dipraglurant's therapeutic use in dystonia is being investigated in preclinical models. Addex's second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM) is being developed in collaboration with Janssen Pharmaceuticals, Inc for the treatment of epilepsy. In addition, Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company's shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.